---------------------------------
                                                          OMB APPROVAL
                                               ---------------------------------
                                                OMB Number:           3235-0145
                                                Expires:       October 31, 2002
                                                Estimated average burden
                                                hours per response........14.90
                                               ---------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               TeleCorp PCS, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   879300 10 1
             -------------------------------------------------------
                                 (CUSIP Number)

                                   Rohit Desai
                          c/o Desai Capital Management
                               540 Madison Avenue
                            New York, New York 10022
                                 (212) 838-9191

                                 with a copy to:
                             John Evangelakos, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 28, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

                                  SCHEDULE 13D

----------------------------------                 -----------------------------
CUSIP NO. 879300 10 1                                  PAGE  2  OF  10  PAGES
----------------------------------                 -----------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Private Equity Investors III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [_]
                                                                         (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
    NUMBER OF          8,848,318
      SHARES      --------------------------------------------------------------
   BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY          0
      EACH        --------------------------------------------------------------
    REPORTING     9    SOLE DISPOSITIVE POWER
     PERSON            8,848,318
      WITH        --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,848,318
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------                 -----------------------------
CUSIP NO. 879300 10 1                                  PAGE  3  OF  10  PAGES
----------------------------------                 -----------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Equity-Linked Investors-II
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [_]
                                                                         (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
    NUMBER OF          5,986,705
      SHARES      --------------------------------------------------------------
   BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY          0
      EACH        --------------------------------------------------------------
    REPORTING     9    SOLE DISPOSITIVE POWER
     PERSON            5,986,705
      WITH        --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,986,705
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------                 -----------------------------
CUSIP NO. 879300 10 1                                  PAGE  4  OF  10  PAGES
----------------------------------                 -----------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Rohit M. Desai Associates III, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [_]
                                                                         (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
    NUMBER OF          None
      SHARES      --------------------------------------------------------------
   BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY          None
      EACH        --------------------------------------------------------------
    REPORTING     9    SOLE DISPOSITIVE POWER
     PERSON            None
      WITH        --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     None
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO (Limited Liability Company)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------                 -----------------------------
CUSIP NO. 879300 10 1                                  PAGE  5  OF  10  PAGES
----------------------------------                 -----------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Rohit M. Desai Associates-II, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [_]
                                                                         (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
    NUMBER OF          None
      SHARES      --------------------------------------------------------------
   BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY          None
      EACH        --------------------------------------------------------------
    REPORTING     9    SOLE DISPOSITIVE POWER
     PERSON            None
      WITH        --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     None
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------                 -----------------------------
CUSIP NO. 879300 10 1                                  PAGE  6  OF  10  PAGES
----------------------------------                 -----------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Rohit Desai
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [_]
                                                                         (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
    NUMBER OF          None
      SHARES      --------------------------------------------------------------
   BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY          None
      EACH        --------------------------------------------------------------
    REPORTING     9    SOLE DISPOSITIVE POWER
     PERSON            None
      WITH        --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     None
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

         This Amendment No. 2, dated November [30], 2001, hereby amends and supplements the statement on Schedule 13D, filed on November 29, 2000, and Amendment No. 1 thereto, filed on November 14, 2001 (as so amended, the Schedule 13D"), by the parties signatory hereto, as provided herein. All capitalized terms not defined herein shall have the meanings ascribed to them in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         On November 28, 2001, Rohit Desai resigned from the Board of Directors of TeleCorp PCS, Inc. ("TeleCorp"). Mr. Desai had been nominated to serve on the Board of Directors of TeleCorp by Private Equity Investors III, L.P. ("PEI III") and Equity-Linked Investors-II ("ELI II"), and elected to the Board of Directors of TeleCorp, pursuant to the terms of the Stockholders' Agreement and the Investors Stockholders' Agreement, dated as of February 28, 2000, as amended ("Investors Agreement"), by and among TeleCorp, AT&T Wireless PCS, Inc. and the other stockholders named therein (the "Cash Equity Investors"). In connection with the resignation of Mr. Desai from the Board of Directors of TeleCorp, PEI III and ELI II intend to deliver written notices to TeleCorp and to each of the other signatories to the Stockholders' Agreement and Investors Agreement irrevocably and unconditionally waiving their rights to nominate or elect any designee to the Board of Directors of TeleCorp, as well as certain related rights under those agreements, and advising TeleCorp and such signatories that they would not nominate anyone or oppose the nomination by TeleCorp and any other party to the Stockholders' Agreement and Investors Agreement of anyone to fill the vacancy created by Mr. Desai's resignation or any other vacancy on the Board of Directors. Accordingly, PEI III and ELI II no longer have any designee on the Board of Directors of TeleCorp or, following the delivery of such letters, any right to nominate or elect any such designee in the future. Consequently, neither PEI III nor ELI II believe they would be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, with any other person and each hereby disclaims beneficial ownership of any shares of stock held by any of the parties to the Stockholders' Agreement or the Investors Agreement or any member of such a group that might be attributed to them by reason of the Stockholders' Agreement or the Investors Agreement.

         Each of PEI III and ELI II intend in the future to take such action in respect of the shares of capital stock of TeleCorp that it beneficially owns, as it deems appropriate, in light of the circumstances then existing, including market conditions and the market price for such shares, to sell all or a portion of its holdings in the open market or in privately negotiated transactions to one or more purchasers, or to distribute all or a portion of its holdings to its limited partners.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         PEI III and ELI II entered into the Investors Agreement with TeleCorp, AT&T Wireless PCS, Inc. and the Cash Equity Investors to provide, among other things, for certain rights with respect to the management of TeleCorp PCS. Pursuant to the agreement, so long as the Cash Equity Investors continue to hold shares of Series C Preferred Stock or common stock of TeleCorp or exercise its rights with respect to management of TeleCorp under the Stockholders' Agreement, each of the parties thereto agree to vote all of its common stock of TeleCorp to elect directors as follows:

     (i)   one individual designated by CB Capital Investors, L.P.;
     (ii)  one individual designated by PEI III and ELI II;
     (iii) one individual designated by CTIHC, Incorporated; and
     (iv)  one individual designated by Triune PCS, LLC.

         The foregoing description of the Investors Agreement is qualified in its entirety by reference to the text of the Investors Agreement, which is attached as Exhibit 10.3 hereto.

         In connection with Mr. Desai's resignation from the Board of Directors of Telecorp PEI III and ELI II intend to deliver written notices to TeleCorp and to each of the other signatories to the Stockholders' Agreement and Investors Agreement irrevocably and unconditionally waiving their rights to nominate or elect any designee to the Board of Directors of TeleCorp, as well as certain related rights under those agreements, and advising TeleCorp and such signatories that they would not nominate anyone or oppose the nomination by TeleCorp and any other party to the Stockholders' Agreement and Investors Agreement of anyone to fill the vacancy created by Mr. Desai's resignation or any other vacancy on the Board of Directors, as described in Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

10.3 Investors Stockholders' Agreement by and among TeleCorp PCS, Inc. and the Stockholders named therein, dated as of February 28, 2000.

10.4 Amendment No. 1 to Investors Stockholders' Agreement by and among TeleCorp PCS, Inc. and the Stockholders named therein, dated as of September 4, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001

                                             PRIVATE EQUITY INVESTORS III, L.P.
                                             By: Rohit M. Desai Associates
                                                 III, LLC, its general partner



                                             By: /s/ Frank J. Pados, Jr.
                                                --------------------------------
                                             Name:  Frank J. Pados, Jr.
                                             Title: Attorney-in-Fact


                                             EQUITY-LINKED INVESTORS-II
                                             By: Rohit M. Desai Associates-II,
                                                 its general partner



                                             By: /s/ Frank J. Pados, Jr.
                                                --------------------------------
                                             Name:  Frank J. Pados, Jr.
                                             Title: Attorney-in-Fact


                                             ROHIT M. DESAI ASSOCIATES III, LLC



                                             By: /s/ Frank J. Pados, Jr.
                                                --------------------------------
                                             Name:  Frank J. Pados, Jr.
                                             Title: Attorney-in-Fact

                                             ROHIT M. DESAI ASSOCIATES-II



                                             By: /s/ Frank J. Pados, Jr.
                                                --------------------------------
                                             Name:  Frank J. Pados, Jr.
                                             Title: Attorney-in-Fact


                                             ROHIT M. DESAI


                                              /s/ Frank J. Pados, Jr.
                                             -----------------------------------
                                             Name:  Frank J. Pados, Jr.
                                             Title:   Attorney-in-Fact

                                  EXHIBIT INDEX

10.3 Investors Stockholders' Agreement by and among TeleCorp PCS, Inc. and the Stockholders named therein, dated as of February 28, 2000.

10.4 Amendment No. 1 to Investors Stockholders' Agreement by and among TeleCorp PCS, Inc. and the Stockholders named therein, dated as of September 4, 2001.